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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             -----------------------------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 38)

             -----------------------------------------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                (NAME OF ISSUER)

                 SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    337400105

                                 (CUSIP NUMBER)


             -----------------------------------------------------

                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

             -----------------------------------------------------

                                  MAY 15, 2001

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

      Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                    (PAGE 2 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           2,873,158
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      2,873,158
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,873,158
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.24%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                    (PAGE 3 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham International Advisors, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           2,431,664
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      2,431,664
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,431,664
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.97%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                   (PAGE 4 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           58,448
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      58,448
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,448
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.17%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 337400105           SCHEDULE 13D                   (PAGE 5 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings II, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           477,963
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      477,963
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      477,963
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.37%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

            This Amendment No. 38 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share, of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust, (the "Issuer") previously filed by Gotham Partners, L.P. and Gotham Partners III, L.P., New York limited partnerships, and Gotham Holdings II, L.L.C. and Gotham International Advisors, L.L.C., Delaware limited liability companies (together, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

            Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 is hereby amended to add the following:

            (a)-(j) At a meeting on May 15, 2001 between certain representatives of the Issuer and certain representatives of the Reporting Persons, the Reporting Persons delivered a proposal letter (the "Proposal Letter") (a copy of which is attached as an exhibit hereto and incorporated herein by reference) proposing certain transactions between the Reporting Persons and the Issuer, as more fully described in the Proposal Letter (the "Proposed Transaction"). Among other things, the Proposed Transaction contemplates the acquisition by the Issuer of certain businesses and assets controlled by the Reporting Persons and/or their affiliates in exchange for newly issued equity of the Issuer or a newly formed entity that will be the successor of the Issuer ("Newco"). The equity to be issued in respect of the acquisition of such assets would be based upon the value of the businesses and assets contributed by the Reporting Persons and/or their affiliates, and a per share price of $2.40.

            In connection with their proposal, the Reporting Persons hope to enter into discussions (with a view toward entering into definitive binding agreements) with the board of directors, management and certain existing stockholders of the Issuer regarding the Proposed Transaction or alternative transactions between or among such persons, including disposition or combination transactions involving the Issuer and certain of the Reporting Persons or their affiliates and/or certain assets of such persons.

            The Reporting Persons have filed this Amendment to reflect their proposal as to the Proposed Transaction. If the Proposed Transaction is consummated, among other matters, there may be a change of control of the Issuer, with the Reporting Persons and/or their affiliates controlling the Issuer thereafter.

            In addition to the foregoing matters, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to the Issuer. In respect of that review and in connection with the Proposed Transaction, and depending upon, among other things, current and anticipated future trading prices for the Issuer's equity, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Issuer, enhancing the value of the Issuer's assets or enhancing the value of the Reporting Persons' assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: (i) continued ownership of the Issuer's equity currently beneficially owned by the Reporting Persons; (ii) acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) a sale or transfer of a material amount of assets of (A) the Reporting Persons and/or their affiliates to the Issuer and/or its affiliates or (B) the Issuer and/or any of its affiliates to the Reporting Persons and/or their affiliates; (iv) proposing or seeking a business combination with the Issuer or otherwise proposing or seeking to take control of the Issuer or otherwise effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer, the Reporting Persons or any of their respective subsidiaries and/or affiliates or assets; (v) or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

            In light of the preliminary nature of the Proposed Transaction and the considerations noted above, there can be no assurance that the Reporting Persons will continue to pursue the Proposed Transaction or that the Proposed Transaction or any similar transaction will be acceptable to the Issuer or as to the terms of any transaction that may be entered into by the Issuer, the Reporting Person or any of their respective affiliates. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

            Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1 Proposal Letter from Gotham Partners, L.P. to the Special Committee of the Board of Directors of First Union Real Estate Equity and Mortgage Investments.

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 15, 2001

                                    GOTHAM PARTNERS, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    President

                                    GOTHAM PARTNERS III, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    President


                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    Senior Managing Member

                                    GOTHAM HOLDINGS II, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                    the Manager


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    Senior Managing Member